

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2015

<u>Via E-mail</u>
Kent P. Watts
Chief Executive Officer
Hydrocarb Energy Corporation
800 Gessner, Suite 375
Houston, Texas 77024

      Re: **Hydrocarb Energy Corporation**
              Form 10-K for the Fiscal Year ended July 31, 2014
              Filed November 13, 2014
              Form 10-K for the Fiscal Year ended July 31, 2013
              Filed November 12, 2013
              File No. 000-53313

Dear Mr. Watts:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Karl Hiller

              Karl Hiller
              Branch Chief

cc: Christine P. Spencer
      Chief Accounting Officer